EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-3 and related Prospectuses of Aames Investment Corporation for debt and equity offerings of up to an aggregated dollar amount of $500 million and the Dividend Reinvestment and Direct Stock Purchase Plan and to the incorporation by reference therein of our report dated March 22, 2005, with respect to the consolidated financial statements of Aames Investment Corporation included in its Annual Report (Form 10-K) as of and for the six months ended December 31, 2004, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Los Angeles, California

September 26, 2005